EnCana 2008 capital investment targets U.S. natural gas growth, integrated oilsands expansion and free cash flow
EnCana plans to double dividend in 2008
North American natural gas production expected to grow 8 percent per share
Calgary, Alberta, (December 12, 2007) — EnCana Corporation (TSX & NYSE: ECA) plans capital expenditures of about US$6.9 billion in 2008, up about 13 percent from 2007. The company remains focused on growing its key resource plays, with increased investment aimed at production growth from U.S. natural gas and longer lead time projects such as Canadian oilsands, expanded downstream refining capacity and the advancement of the Deep Panuke natural gas project offshore Nova Scotia. Investments in Alberta natural gas projects and new oilsands delineation work have been reduced to reflect the recent erosion of economic returns.
Free cash flow of about $1.5 billion, dividend to double in 2008
 EnCana expects to fund its capital investment with internally generated cash flow, which is underpinned by natural gas hedges, at an average price of about $8.20 per thousand cubic feet, on about 47 percent of its forecasted gas production from January to the end of October 2008. The company expects 2008 cash flow will exceed capital expenditures resulting in free cash flow of approximately $1.5 billion, which is about 18 percent of estimated cash flow (based on the midpoint of cash flow guidance). EnCana also expects to generate an estimated $500 million from divestitures in 2008. With a continued focus on a moderate, sustainable pace of growth and capital discipline, EnCana plans to continue returning free cash flow to shareholders through an ongoing program of dividends and share purchases. Consistent with the company’s focus on shareholder value creation, EnCana plans to double its dividend in 2008. Board approval of the planned increase in 2008 would result in an annual dividend of $1.60 per share, increasing the yield to about 2.4 percent at the current share price. The company also expects to purchase about 2 percent of its shares in 2008 under its Normal Course Issuer Bid program.
“In recent years, we have redesigned the company to focus on our core strength — North American unconventional resource development. It’s what we do best and our resource play strategy is working very well. Our core business strategy is steadfast. We capture large, early-life resource plays; we rigorously seek technical and commercial solutions to enhance their value; we use a manufacturing approach to development and target a sustainable level of production growth of about 5 percent a year. We maintain a strong balance sheet, which gives us the flexibility to high-grade our portfolio through both acquisitions and divestitures when the market presents the opportunity. Through the entire process, we manage operational, financial and reputational risks. The strength, stability and profitability of our business model is clearly demonstrating industry-leading performance in developing unconventional natural gas and in-situ oilsands,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
EnCana expects to grow 2008 natural gas production by about 7 percent, while oil and natural gas liquids production is expected to decrease slightly, resulting in a total production increase of about 5 percent to about 4.6 billion cubic feet equivalent per day. On a per share basis, gas production is expected to increase about 8 percent, while total production is forecast to increase about 7 percent per share.
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Cash flow forecast[1]
($ billions, excluding per share amounts)	2007F	2008F	% Δ
Cash flow	8.2 - 8.3	8.0 - 8.8	+ 2

Cash flow per share ($ per share diluted)	10.75 - 10.85	10.70 - 11.75	+ 4

Pre-tax cash flow
Upstream, excluding Integrated Oilsands	9.1	9.3
Integrated Oilsands	1.3	0.9
Other expenses, net[2]	(0.5)	(0.8)

Pre-tax cash flow	9.9	9.4	- 5

1.	2008 based on NYMEX of $6.50 to $8.50 per Mcf and WTI of $75 per bbl, a Chicago 3-2-1 crack spread of $12 per bbl and the US$/C$ at par. The pre-tax cash flow forecast represents the midpoint of the estimated range resulting from pricing assumptions. Cash flow is a non-GAAP measure: See Note 1: Non-GAAP measures on page 5.

2.	Includes administrative & interest expense, realized foreign exchange, net of operating cash flow from Midstream & Marketing and Corporate.
Diversified North America investment opportunities, led by U.S. natural gas production
 “The strength and diversification of our portfolio reduces our risk and gives us opportunities for direct investment in the most attractive return projects, which is what we plan to continue to do in 2008. With the geological and economic success in our unconventional gas fields in Wyoming and Texas, we are substantially increasing investment in our U.S. natural gas production, which is expected to grow by about 25 percent this year. Our gas growth is largely driven by our leading-return projects — Jonah in Wyoming and the Amoruso Field in East Texas, where a planned investment increase of about 65 percent, to more than $1 billion, is expected to boost production more than 45 percent,” Eresman said.
Integrated oilsands investment up close to double, investment in Deep Panuke ramps up
 EnCana will approximately double its investment in integrated oilsands to about $1.2 billion in 2008, split about evenly between growing upstream production and expanding downstream heavy oil processing capacity. EnCana’s integrated oilsands production is expected to grow about 25 percent in 2008 to about 34,000 barrels per day. Downstream investment is focused on a long-term refinery expansion (subject to regulatory approval) to add 65,000 bbls/d (gross) of coking capacity and 55,000 bbls/d (gross) of refining capacity at the ConocoPhillips/EnCana Wood River refinery in Illinois. Off Canada’s East Coast, EnCana plans to invest about $40 million in 2008 on the Deep Panuke gas development, which is expected to produce first gas in late 2010.

Capital investment forecast
($ billions)	2007F	2008F	% Δ
Upstream, excluding Integrated Oilsands	5.4	5.5	+ 2
Integrated Oilsands	0.6	1.2	+ 100

Subtotal	6.0	6.7	+ 12
Midstream & Marketing & Corporate	0.1	0.2	+ 100

Total capital investment	6.1	6.9	+ 13
Net acquisitions & divestitures	2.1	(0.5)	n/a

Net capital investment	8.2	6.4	- 20

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Higher Alberta royalties, tax increases and exchange rate impacts prompt investment cut in Canada
 A large change in the Canada-U.S. dollar exchange rate, increased labour rates, higher energy costs and significant increases in property taxes have made some of EnCana’s Alberta-based projects less economic, as compared to previous years and relative to the rest of its portfolio. In addition, the planned Alberta royalty increases starting in 2009 have significantly diminished returns for deep gas well drilling and new and emerging resource plays. Compared to EnCana’s preliminary capital investment plan for 2008, increases in Alberta royalties have resulted in a reduction of about $500 million of EnCana’s Alberta investment next year. Taking all these factors into consideration, EnCana’s Alberta drilling for shallow gas, deep gas, coalbed methane and its delineation drilling of new oilsands plays will be lower than in previous years. Investment in British Columbia in 2008 is expected to be about the same as in 2007. In Canada excluding Integrated Oilsands, about $3.0 billion is planned for upstream investment, about 10 percent lower than in 2007.
Capital inflation rate moderates; operating costs continue to rise
 With the expected slowdown of non-oilsands industry activity levels in Canada, capital inflation is expected to be very low in 2008. In the U.S., where activity remains robust, the company expects inflation of about 5 percent as service capacity has expanded to meet demands. Canadian oilsands inflation is expected to be between 5 and 10 percent, reflecting high activity levels. Operating costs, however, continue to rise due to increased labour and energy costs and property taxes, offset by lower service sector costs. Operating costs on a per-unit basis, excluding the impact of foreign exchange, are expected to increase by about 10 percent year over year.
Expecting competitive 2007 finding and development costs
 Despite these rising cost structures, EnCana’s resource play assets and strategies will continue to help ensure that its capital and operating cost efficiencies are amongst the best in the industry. For 2007, the company expects its finding and development costs, before any adjustments due to year-end prices, to be very competitive.
Gas production to increase 7 percent in 2008
 Natural gas production, which represents more than 80 percent of EnCana’s production, is expected to increase about 7 percent, while oil and natural gas liquids (NGLs) production (excluding volumes from Integrated Oilsands) is expected to decrease about 8 percent, mostly due to natural decline in mature properties. EnCana’s total production is expected to increase about 5 percent in 2008.
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Natural gas and liquids production forecast
Production (after royalties)	2007F	2008F	% Δ
Natural gas (MMcf/d)
Canada	2,210	2,120	- 4
United States	1,330	1,660	25

Total natural gas	3,540	3,780	7

Oil & NGLs excluding Integrated Oilsands (Mbbls/d)
Canada	95	85	- 11
United States	12	13	+ 8

Total oil & NGLs, excluding Integrated Oilsands (Mbbls/d)	107	98	- 8

Upstream production, excluding Integrated Oilsands (MMcfe/d, 6:1)	4,180	4,368	4

Integrated Oilsands (Mbbls/d)	27	34	26

Total oil, NGLs & Integrated Oilsands (Mbbls/d)	134	132	- 1

Total production (MMcfe/d)	4,340	4,570	5

Natural gas and liquids production forecast per share[1]
Production (after royalties)	2007F	2008F	% Δ
Natural gas (per 1,000 shares, Basic, Mcf)	1.71	1.85	+ 8
Oil & NGLs (per 1,000 shares, Basic, Mcfe)	0.39	0.39	0

Total production (per 1,000 shares, Basic, Mcfe)	2.09	2.23	+ 7

1.	Per share calculations assume basic weighted average shares outstanding of 757 million in 2007 and 747 million in 2008.
Updated guidance and key resource play information is posted on EnCana’s website: www.encana.com.
EnCana plans to double dividend to $1.60 per share
 Consistent with the company’s focus on shareholder value creation, EnCana’s board of directors intends to double the quarterly dividend in 2008. Approval of the increase would result in an annual dividend of $1.60 per common share.
Share purchases continue
 As of September 30, 2007, EnCana had purchased about 5.0 percent of its outstanding shares at an average price of approximately US$51.83 per share under the company’s Normal Course Issuer Bid program. During 2008, the company plans to purchase approximately 2 percent of the shares outstanding (about 15 million shares).
Close to half of expected 2008 gas production hedged during first 10 months of 2008
 EnCana has about 1.9 billion cubic feet per day (Bcf/d) of expected gas production from January to the end of October 2008 hedged at an average fixed price of about $8.20 per Mcf. In oil, EnCana has about 23,000 bbls/d of expected 2008 oil production hedged at a fixed price of WTI $70.13 per bbl. This price hedging strategy helps reduce uncertainty in cash flow during periods of commodity price volatility.
U.S. Rockies and Canadian basis differential hedges
 For 2008, EnCana has hedged 100 percent of its expected U.S. Rockies basis exposure using a combination of downstream transportation and basis hedges, including some hedges that are based on a percentage of NYMEX prices. At December 6, 2007, the U.S. Rockies basis hedges had an effective annual average differential of NYMEX less $1.01 per Mcf. In Canada for 2008, EnCana has hedged 8 percent of its expected production at an average AECO basis differential of 78 cents per Mcf.
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2008 OUTLOOK MEETING WEBCAST TODAY
10 a.m. Eastern Time (8 a.m. Mountain Time)
EnCana is hosting its 2008 Outlook Meeting on Wednesday, December 12, 2007 at 10:00 a.m. ET (8:00 a.m. MT) in Toronto, Ontario. To accommodate a wider audience, the presentations will be webcast. The webcast link is noted below:

Webcast Information:
Date:	Wednesday, December 12, 2007
Time:	10:00 a.m. ET (8:00 a.m. MT) Strategic Outlook by Randy Eresman, EnCana’s President & Chief Executive Officer
Duration:	10:00 a.m. — 12:15 p.m. ET (8:00 a.m. — 10:15 a.m. MT)
Webcast URL:	http://events.onlinebroadcasting.com/encana/121207/index.php
This is an audio-only webcast. Presentation slides will be available at the start of the meeting on December 12, 2007 via EnCana’s website at www.encana.com, in the Presentations & Events section under Investor Relations. It is recommended that users access the webcast approximately 10 minutes before its scheduled start time. If you are unable to listen to the live webcast, an archive of the presentations will be available within 24 hours of the event and will be available on EnCana’s website for approximately 60 days.
EnCana Corporation
 With an enterprise value of approximately US$60 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
 This news release contains references to cash flow, pre-tax cash flow, operating earnings and free cash flow.
•	Cash flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows.

•	Pre-tax cash flow is calculated as cash flow before cash taxes.

•	Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated Notes issued from Canada and the partnership contribution receivable and the effect of the reduction in income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar denominated Notes issued from Canada are for debt with maturity dates in excess of five years.

•	Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of total capital investment and is used to determine the funds available for other investing and/or financing activities.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S.
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disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, cash flow and increase in net asset value); anticipated growth and success of resource plays and the expected characteristics of resource plays; potential common share purchases under the company’s Normal Course Issuer Bid and the projected source of funds therefor; free cash flow which may be generated in 2007 and beyond, and potential uses for such free cash flow, including share purchases and dividend payments; anticipated production and sales of oil, natural gas and NGLs in 2007 and 2008; anticipated dividend increases; anticipated impact and success of EnCana’s price hedging strategy; anticipated costs; anticipated prices for oil and natural gas; anticipated Chicago 3-2-1 crack spread; anticipated downstream revenue and cash flow; anticipated capital investment in 2007 and 2008 and the allocation thereof; anticipated capital inflation; anticipated capital and operating cost efficiencies; anticipated royalty increases in Alberta and the effects of such increases; anticipated timing, production and capital expenditures associated with the Deep Panuke project; anticipated refining capacity and the timing thereof; anticipated growth in U.S. natural gas production; and forecast cash flow for 2007 and 2008 and the anticipated ability to meet guidance targets. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the company’s ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of international war, hostilities, civil
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insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751
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